Exhibit 5.1

sidley austin llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 fax	beijing brussels chicago dallas frankfurt geneva hong kong Houston london	Los Angeles New York Palo Alto san francisco shanghai singapore Sydney tokyo washington, d.c.
founded 1866

May 25, 2012

HSBC USA Inc.

452 Fifth Avenue

New York, New York 10018

Ladies and Gentlemen:

HSBC USA Inc., a Maryland corporation (the “Company”), has registered under the Securities Act of 1933 (the “Act”) $5,550,000 principal amount of the Company’s Fixed to Floating Rate Notes due May 25, 2017 (the “Notes”). The Company filed with the Securities and Exchange Commission (the “Commission”), on March 22, 2012, a registration statement on Form S-3 (File No. 333-180289) (as amended through the date hereof, the “Registration Statement”) relating to the proposed offer and sale of various securities, including the Notes, from time to time. The Notes are to be issued under an indenture, dated as of March 31, 2009 (as it may be amended or supplemented from time to time, the “Indenture”), between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”). We have acted as your counsel in connection with the issuance of the Notes.

We have examined such corporate records, certificates and other documents relating to the Notes and such questions of law as we have considered necessary or appropriate for the purposes of this opinion. Based upon the foregoing, we advise you that, in our opinion, when the Notes have been duly executed and issued by the Company and authenticated by the Trustee pursuant to the Indenture, and delivered against payment therefor in accordance with the Distribution Agreement, dated March 22, 2012 (as amended through the date hereof), relating to the Notes, such Notes will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that we express no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.

In connection with the opinion expressed above, we have assumed that the Indenture and the Notes have been duly authorized, executed and delivered by, and are each valid, binding and enforceable agreements of, the Trustee.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships

May 25, 2012

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in the Registration Statement or any related prospectus or other offering material regarding the Company or the Notes or their offering and sale.

The foregoing opinion is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof, and we are expressing no opinion as to the effect of the laws of any other jurisdiction or as of any other date.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed, without independent verification, that the signatures on all documents examined by us are genuine.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K filed by the Company with the Commission on the date hereof and its incorporation by reference into the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Sidley Austin llp